May 16, 2019

TSX: SAM

STARCORE ANNOUNCES

4th Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the fourth quarter of fiscal 2019, ended April 30, 2019, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

San Martin Production	Q4 2019	Q3 2019	Q/Q Change	YTD 2019	YTD 2018	Y/Y Change
Ore Milled(Tonnes)	72,012	71,058	1%	301,912	269,611	11%
Gold Equivalent Ounces	4,093	3,982	3%	16,393	13,104	20%
Gold Grade (Grams/Tonne)	1.8	1.8	0%	1.62	1.61	1%
Silver Grade(Grams/Tonne)	30.04	33.17	-10%	39.24	21.25	46%
Gold Recovery (%)	86.03	84.2	2%	86.23	84.92	4%
Silver Recovery (%)	54.56	59.96	-10%	58.47	55.09	6%
Gold:Silver Ratio	85.13:1	83.74:1		82.58	77.16

San Martin Mine

“The production has achieved a sustainable rate in the last quarter” stated Robert Eadie, CEO. “Our next challenge is to raise the production by achieving higher gold and silver grades through an intensive exploration program that we are currently carrying out.”

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Salary Reductions

Starcore management has agreed to take a 25% reduction in salary effective May 1, 2019. The agreement to reduce the current contracts with Robert Eadie, CEO and Gary Arca, CFO, has been amended to provide for the 25% reduction and to increase the term to April 30, 2022 from July 31, 2020. The reductions to the CEO, CFO and Salvador Garcia, COO, will result in annual savings to the Company of approximately $250,000.

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About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone: (604) 602-4935
Toll Free: 1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.